UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Antero Resources Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

03674X106
(CUSIP Number)

Kathlyne Kiaie c/o SailingStone Capital Partners LLC One California Street, 30th Floor San Francisco, California 94111 (415) 429-5178
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box ☒.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
SailingStone Capital Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
34,965,677

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
34,965,677

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,965,677

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.08%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

1	NAMES OF REPORTING PERSONS
SailingStone Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,965,677

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,965,677

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,965,677

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.08%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

1	NAMES OF REPORTING PERSONS
MacKenzie B. Davis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,965,677

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,965,677

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,965,677

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.08%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; IN

1	NAMES OF REPORTING PERSONS
Kenneth L. Settles Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,965,677

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,965,677

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,965,677

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.08%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; IN

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the Common Stock (the “Shares”) of Antero Resources Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1615 Wynkoop Street, Denver, Colorado 80202.

Item 2. Identity and Background.

This Statement on Schedule 13D is being jointly filed by: (i) SailingStone Capital Partners LLC, a Delaware limited liability company registered as an investment adviser with the U.S. Securities and Exchange Commission (“SailingStone”); (ii) SailingStone Holdings LLC, a Delaware limited liability company (“SailingStone Holdings”), which is the general partner of SailingStone GP LP, which is a Delaware limited partnership that serves as managing member of SailingStone; (iii) MacKenzie B. Davis, a United States citizen who is a managing member of SailingStone Holdings and a control person of SailingStone and SailingStone Holdings (“Davis”) and (iv) Kenneth L. Settles Jr., a United States citizen who is a managing member of SailingStone Holdings and a control person of SailingStone and SailingStone Holdings (“Settles”). (SailingStone, SailingStone Holdings, Davis and Settles are sometimes also referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons").  Further information regarding the identity and background of certain of the Reporting Persons is set forth in Exhibit B which is attached hereto.

During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of their respective executive officers, their respective managing members or any persons controlling their respective managing members has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares herein reported as being beneficially owned by the Reporting Persons were acquired by SailingStone directly acting solely on behalf of its investment advisory clients.  SailingStone has purchased a total of 34,965,677 Shares in open-market purchases for an aggregate consideration of $942,909,061 (exclusive of brokerage commissions).  To the best knowledge of the Reporting Persons, the funds used in such purchases were from SailingStone’s available investment capital and none of the consideration for such Shares was represented by borrowed funds.

Item 4. Purpose of Transaction.

The Reporting Persons have acquired the Shares for investment purposes and will continue to analyze their investment in the Issuer on an ongoing basis.  As part of this investment analysis process, the Reporting Persons reserve the right to engage in discussions with management of the Issuer and with third parties that may have an interest in the business affairs of the Issuer in order to monitor their investment and consider possible strategic alternatives.

Depending upon such discussions and consideration of strategic alternatives, the Reporting Persons could support one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right to formulate other purposes, plans or proposals regarding the Issuer to the extent deemed advisable by the Reporting Persons in light of current market conditions generally and specifically as they relate to the Issuer.  The Reporting Persons further reserve the right to add to or reduce their holdings in the Issuer at any time as circumstances warrant without prior notice.

Item 5. Interest in Securities of the Issuer.

Based on the most recently available filing information submitted to the Securities and Exchange Commission by the Issuer, there are 315,631,989 Shares of the Issuer outstanding.  As of January 29, 2018, the Reporting Persons collectively may be deemed to beneficially own 34,965,677 Shares, which represents 11.08% of the outstanding Shares.  The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class

(A) SailingStone:
34,965,677	Sole Voting and Sole Dispositive Power (1)	11.08%
(B) SailingStone Holdings:
34,965,677	Shared Voting and Shared Dispositive Power (2)	11.08%
(C) Davis:
34,965,677	Shared Voting and Shared Dispositive Power (3)	11.08%
(D) Settles:
34,965,677	Shared Voting and Shared Dispositive Power (4)	11.08%

____________________

(1)
Such Shares are owned by investment advisory clients of SailingStone.  By reason of its investment advisory relationship with such clients, SailingStone is deemed to have sole voting and sole dispositive power over such Shares.  The economic interest in such Shares is held by such clients.

(2)
Because SailingStone Holdings is the general partner of SailingStone GP LP which serves as managing member of SailingStone, SailingStone Holdings could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(3)
Because Davis is a managing member of SailingStone Holdings and a control person of SailingStone Holdings and SailingStone, he could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(4)
Because Settles is a managing member of SailingStone Holdings and a control person of SailingStone Holdings and SailingStone, he could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

TRANSACTIONS

Information regarding transactions in the Shares that have been effected by the Reporting Persons during the last sixty days are set forth in Exhibit C which is attached hereto.

Item 6. Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.

None.

 Item 7. Materials Filed as Exhibits.

The following exhibits are attached hereto:

Exhibit A - Joint Filing Agreement of the Reporting Persons

Exhibit B - Executive Officers and Control Persons of the Reporting Persons

Exhibit C - Transactions in Securities of the Issuer During the Past Sixty Days by the Reporting Persons

Exhibit D - Letter to the Board of Directors of the Issuer

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, the Reporting Persons expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURE

The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement on Schedule 13D is true, complete and correct.  The undersigned agree to the filing of this single Statement on Schedule 13D.

SailingStone Capital Partners LLC*

Date: January 29, 2018	By:	/s/ Kathlyne Kiaie
Name: Kathlyne Kiaie
Title: Chief Compliance Officer

SailingStone Holdings LLC*

Date: January 29, 2018	By:	/s/ MacKenzie B. Davis
Name: MacKenzie B. Davis
Title: Managing Member

MacKenzie B. Davis*

Date: January 29, 2018	By:	/s/ MacKenzie B. Davis
Name: MacKenzie B. Davis

Kenneth L. Settles Jr.*

Date: January 29, 2018	By:	/s/ Kenneth L. Settles Jr.
Name: Kenneth L. Settles Jr.

* The Reporting Persons disclaim beneficial ownership in the Shares represented herein except to the extent of their pecuniary interest therein.

EXHIBIT A
Joint Filing Agreement Among
SailingStone Capital Partners LLC, SailingStone Holdings LLC,
MacKenzie B. Davis and Kenneth J. Settles Jr.

Whereas, in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act"), only one joint Statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or amendments thereto is filed on behalf of each of them:

NOW, THEREFORE, the parties hereto agree as follows:

SailingStone Capital Partners LLC, SailingStone Holdings LLC, MacKenzie B. Davis and Kenneth L. Settles Jr. do hereby agree, in accordance with Rule 13d-1(k)(1) under the Act, to file a Statement on Schedule 13D relating to their ownership of the Shares of the Issuer, and do hereby further agree that said Statement on Schedule 13D shall be filed on behalf of each of them.

SailingStone Capital Partners LLC

Date: January 29, 2018	By:	/s/ Kathlyne Kiaie
Name: Kathlyne Kiaie
Title: Chief Compliance Officer

SailingStone Holdings LLC

Date: January 29, 2018	By:	/s/ MacKenzie B. Davis
Name: MacKenzie B. Davis
Title: Managing Member

MacKenzie B. Davis

Date: January 29, 2018	By:	/s/ MacKenzie B. Davis
Name: MacKenzie B. Davis

Kenneth L. Settles Jr.

Date: January 29, 2018	By:	/s/ Kenneth L. Settles Jr.
Name: Kenneth L. Settles Jr.

EXHIBIT B
OFFICERS AND CONTROL PERSONS OF THE REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

A.  SailingStone Capital Partners LLC

SailingStone Capital Partners LLC is an investment adviser organized as a limited liability company under the laws of the State of Delaware. Its address is:

One California Street, 30th Floor San Francisco, California 94111

The officers of SailingStone Capital Partners LLC are:

Name	Title

Kathlyne K. Kiaie	Chief Compliance Officer
James E. Klescewski	Chief Financial Officer

SailingStone GP LP, a Delaware limited partnership, is the managing member of SailingStone Capital Partners LLC.  SailingStone Holdings LLC, a Delaware limited liability company is the general partner of SailingStone GP LP.  MacKenzie B. Davis and Kenneth L. Settles Jr. are the managing members of SailingStone Holdings LLC and are deemed to be control persons of SailingStone Capital Partners LLC.

B.  SailingStone Holdings LLC
SailingStone Holdings LLC is an entity organized under the laws of the State of Delaware.  Its address is:
One California Street, 30th Floor
 San Francisco, California 94111

MacKenzie B. Davis and Kenneth L. Settles Jr. are the managing members of SailingStone Holdings LLC and are deemed to be control persons of SailingStone Holdings LLC.

EXHIBIT C

TRANSACTIONS IN SECURITIES OF THE ISSUER DURING THE PAST SIXTY DAYS BY THE REPORTING PERSONS

No transactions in the Shares have been effected by the Reporting Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, managing member, affiliate or subsidiary of any of the Reporting Persons during the last sixty days, except the following transactions, each of which was made in a broker's transaction in the open market:

Reporting Person	Sale/ Purchase	Date	No. of Shares	Average Price Per Share
SailingStone	Sale	11/30/2017	109,775	$18.97
SailingStone	Sale	12/1/2017	69,240	$19.26
SailingStone	Purchase	12/12/2017	150,000	$18.58
SailingStone	Sale	12/12/2017	273,275	$18.63
SailingStone	Purchase	12/13/2017	41,370	$18.36
SailingStone	Sale	12/13/2017	280,665	$18.38
SailingStone	Sale	12/18/2017	160,080	$18.21
SailingStone	Sale	12/19/2017	24,840	$17.90
SailingStone	Sale	1/3/2018	20	$19.93
SailingStone	Sale	1/5/2018	18,460	$19.34
SailingStone	Purchase	1/19/2018	348,620	$18.62

EXHIBIT D

LETTER TO THE BOARD OF DIRECTORS OF THE ISSUER

January 29, 2018

Board of Directors
Antero Resources
1615 Wynkoop Street
Denver, CO 80202

Dear Members of the Board,

As you know, SailingStone Capital Partners has been a large owner of Antero Resources on behalf of its clients since 2014. We have been a patient and supportive long-term shareholder.

During this period of time, the management team of Antero Resources has created significant economic value by increasing per well recoveries, reducing costs, and prudently hedging production to support the company’s capital spending program and firm transportation obligations.

Unfortunately, the economic value that has been created by the company over the last several years has not been recognized in the public equity market, and investors remain skeptical that Antero Resources will create much value in the future. This skepticism reflects, among other things, the company’s current financial leverage, the continued focus on production growth, in lieu of other uses of capital, and the potential conflicts of interest that exist due to the ownership structure of Antero Midstream GP. As a result, the shares of Antero Resources trade at a discount to the value of the company’s proved reserves using the futures strip and a 10% discount rate, and reflect no value for the company’s vast acreage position and liquids-rich drilling inventory In the Marcellus Shale.

To-date, the company has done little to resolve the underlying causes of the share price weakness, nor has it attempted to take advantage of the company’s depressed valuation in the public equity market. Nonetheless, we believe that there are a number of potential transactions that the Board of Directors could pursue which would both address investors’ legitimate concerns and begin to close the significant gap that exists between the value of Antero Resources’ shares and the underlying value of the company’s assets.

We would like to meet with the Board of Directors to discuss potential strategic alternatives which, in our view, would allow the company to:

1)	accelerate debt reduction
2)	implement a material share repurchase program
3)	eliminate potential conflicts of interest resulting from the current corporate structure, and
4)	improve the ability of Antero to take advantage of future dislocations in the markets

We look forward to discussing our concerns and our ideas soon.

Sincerely,

SAILINGSTONE CAPITAL PARTNERS LLC

Ken Settles, Portfolio Manager	MacKenzie Davis, Portfolio Manager